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Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Criticare Systems, Inc. at
$5.50 per Share
by
Packer Acquisition Corporation
a wholly-owned subsidiary
of
Opto Circuits (India) Limited

THIS OFFER EXPIRES AT 5:00 P.M., NEW YORK TIME, ON APRIL 4, 2008, UNLESS THE OFFER IS EXTENDED.

        Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), is offering to purchase for cash all outstanding shares of common stock, par value $0.04 ("Shares"), of Criticare Systems, Inc. a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made in connection with the Agreement and Plan of Merger, dated February 24, 2008, among Purchaser, Criticare, and Opto Circuits (the "Merger Agreement"), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Criticare and Criticare will be the surviving corporation (the "Merger").

        The Criticare board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Criticare board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

        A summary of the principal terms of the Offer appears on pages 5 through 7. You should read this entire document carefully before deciding whether to tender your Shares.

The Paying Agent and Information Agent for the Offer is:

March 7, 2008

Important

        If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Mellon Investor Services LLC ("Mellon Investor Services"), which is acting as both information agent and paying agent for the Offer, and either deliver the certificates for your Shares to Mellon Investor Services along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase, in each case by the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

        If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Mellon Investor Services by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase.

* * *

        Questions and requests for assistance may be directed to Mellon Investor Services at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to Mellon Investor Services. You may also contact your broker, dealer, commercial bank or trust company for assistance.

ii

Table of Contents

Summary Term Sheet		4
Principal Terms		4
Criticare Board Recommendation		5
Conditions		5
Procedures for Tendering Shares		6
Withdrawal Rights		7
Recent Criticare Trading Prices; Subsequent Trading		7
U.S. Federal Income Tax Treatment		7
Further Information		8
Introduction		9
The Tender Offer		11
1.	Terms of Offer	11
2.	Acceptance for Payment and Payment for Shares	13
3.	Procedures for Tendering Shares	14
4.	Withdrawal Rights	16
5.	Material United States Federal Income Tax Consequences of the Offer and the Merger	17
6.	Price Range of Shares; Dividends	19
7.	Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration and Margin Regulations	20
8.	Certain Information Concerning Criticare	21
9.	Certain Information Concerning Purchaser and Opto Circuits	22
10.	Background of the Offer; Contacts with Criticare	24
11.	Purpose of the Offer and Plans for Criticare; Merger Agreement	25
12.	Source and Amount of Funds	35
13.	Conditions of the Offer	36
14.	Dividends and Distributions	37
15.	Certain Legal Matters	37
16.	Fees and Expenses	39
17.	Miscellaneous	39

Summary Term Sheet

        This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. Section and heading references are included to direct you to a more complete description of the topics contained in this summary.

Principal Terms

        Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), is offering to purchase for cash all outstanding shares of common stock, par value $0.04 ("Shares"), of Criticare Systems, Inc., a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made in connection with the Agreement and Plan of Merger, dated February 24, 2008, among Purchaser, Criticare, and Opto Circuits (the "Merger Agreement"), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Criticare and Criticare will be the surviving corporation (the "Merger").

        The initial offering period for the Offer will end at 5 p.m., New York time, on April 4, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York time, on the first business day after the previously scheduled expiration of the Offer. We cannot extend the Offer without the consent of Criticare beyond June 2, 2008.

        The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing at least 65 percent of the number of Shares outstanding, assuming the exercise of all outstanding Criticare stock options, we will acquire the remainder of the Shares in the Merger for $5.50 per Share in cash. No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law ("DGCL") will have appraisal rights in connection with the Merger.

        Criticare has granted Purchaser the option (which is exercisable only once by Purchaser and then only after the purchase of and payment for the Shares pursuant to the Offer, but only if Opto Circuits and Purchaser own at least 80 percent of the Shares then outstanding), to purchase a number of newly-issued Shares of Criticare equal to the number of Shares that, when added to Shares already owned by Opto Circuits or Purchaser, would result in Opto Circuits and Purchaser owning one Share more than 90 percent of the total Shares then outstanding (including such newly-issued Shares). The purchase price per Share for Shares under this option would be equal to the Offer Price. This option, which we refer to as the "top-up option," is subject to certain additional terms and conditions.

        Each of Criticare's directors has entered into a Stockholder Tender Agreement with the Purchaser (the "Tender Agreements"), dated the date of the Merger Agreement under which each director has agreed to tender in the Offer all Shares beneficially owned by the director (other than shares subject to unexercised stock options) within five business days after the commencement of the Offer, and not to withdraw such tender unless the Tender Agreement shall have been terminated in accordance with its terms. Additionally, each director has agreed, at any meeting of Criticare's stockholders, or any adjournment thereof, called for the purpose of adopting the Merger Agreement, to vote, or to provide a consent with respect to, all Shares which he has the right to vote (i) in favor of adopting the Merger

Agreement and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against, and to not consent to, any Adverse Proposal (as defined in the Tender Agreements). The Tender Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date on which all of the shares subject to the Tender Agreements are purchased pursuant to the Offer and (iii) the Effective Time.

Criticare Board Recommendation

        The Criticare board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Criticare board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See "Introduction" and Section 10—"Background of the Offer; Contacts with Criticare" below, and Criticare's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

        We are not obligated to purchase any tendered Shares unless, prior to the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which constitutes at least 65 percent of the total number of Shares outstanding, assuming the exercise of all outstanding Criticare stock options. We refer to this condition (as more fully described in Section 13—"Conditions of the Offer") as the "Minimum Tender Condition."

        Further, we are not obligated to purchase any tendered Shares if, subject to certain exceptions, any change, event, development or occurrence that has a material adverse effect on the results of operations, financial condition or assets of Criticare shall have occurred after the date of the Merger Agreement.

        The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

        The Offer is also subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without Criticare's consent. See Section 13—"Conditions of the Offer."

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder, provide that certain Acquisition Transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        The HSR Act applies to the Offer and the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Opto Circuits, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended or earlier terminated by the FTC and/or the Antitrust Division. If, within the 15 calendar day waiting period, either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Opto Circuits with that Second Request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. Further extensions of the waiting period could be obtained only by court order or with consent of Opto Circuits. In practice, complying with a Second Request can take a significant amount of time. Following the expiration or termination of the HSR Act waiting period concerning the Offer, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owned more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurred within 1 year after the expiration or termination of the HSR Act waiting period applicable to the Offer.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Criticare. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition, or tending to create a monopoly, in any line of commerce affecting U.S. customers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring the disposition of such Shares or the divestiture of substantial assets of Opto Circuits, Purchaser, Criticare, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private parties may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or other person, Purchaser may not be obligated to consummate the Offer or the Merger. See "Section 13—Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to certain governmental actions.

        If our acquisition of Shares is delayed by a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act, we are required to extend the Offer under the terms of the Merger Agreement. If our acquisition of Shares is delayed by a request for additional information or the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, we may, but are not required to, extend the Offer.

Procedures for Tendering Shares

        If you wish to accept the Offer and:

  •
  You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to Mellon Investor Services. These materials must reach Mellon Investor Services before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares";

  •
  You are a record holder, but your stock certificate has been lost, stolen or destroyed, you must deliver an affidavit of that fact and any other documents required by the Letter of Transmittal, to Mellon Investor Services; or

  •
  You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

        Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after May 2, 2008; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available). See Sections 1 and 4—"Terms of the Offer" and "Withdrawal Rights."

Recent Criticare Trading Prices; Subsequent Trading

        On February 22, 2008, the last trading day before Opto Circuits and Criticare announced the signing of the Merger Agreement, the closing price of the Shares reported on the American Stock Exchange, LLC ("AMEX") was $4.6208 per Share.

        The Offer Price of $5.50 per Share represents a premium of 19.03 percent to Criticare's closing stock price on February 22, 2008.

        On March 6, 2008, the last trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the AMEX was $5.07 per Share.

        We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—"Price Range of Shares; Dividends."

U.S. Federal Income Tax Treatment

        If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger."

Further Information

        If you have questions or need assistance, you should contact Mellon Investor Services LLC, the paying agent and information agent for the Offer, at the following address and telephone number:

By Telephone: 9 a.m. to 6 p.m. New York time, Monday through Friday, except for bank holidays:

From within the U.S., Canada or Puerto Rico: 1-877-277-2059 (Toll Free) 1-201-680-6654 (Collect)
For the hearing impaired: TDD from within the U.S., Canada or Puerto Rico: 1-800-877-2059 (Toll Free) TDD from outside the U.S.: 1-201-680-6610 (Collect)

By Mail Mellon Investor Services LLC Attn: Corporate Actions Depart., 27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606-3301	By Overnight Courier, Hand or Registered Mail Mellon Investor Services LLC Attn: Corporate Actions 480 Washington Blvd., 27th Floor Jersey City, NJ 07310
By Facsimile Transmission (for Eligible Institutions only): (412) 209-6443 Confirm by Telephone: (201) 680-4860

To the Holders of Shares of
Criticare Systems, Inc.

Introduction

        Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), hereby offers to purchase all outstanding shares of common stock, par value $0.04 per share ("Shares"), of Criticare Systems, Inc., a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        If your Shares are registered in your name and you tender directly to Mellon Investor Services (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28 percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger." Purchaser will pay all charges and expenses of Mellon Investor Services LLC ("Mellon Investor Services") which is acting as both the paying agent and the information agent.

        The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

        The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which constitutes at least 65 percent of the total number of outstanding Shares, assuming the exercise of all outstanding Criticare stock options (the "Minimum Tender Condition"), and (b) subject to certain exceptions, no change, event, development or occurrence that has a material adverse effect on the results of operations, financial condition or assets of Criticare shall have occurred after the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13—"Conditions of the Offer."

        The Offer will expire at 5:00 p.m., New York time, on April 4, 2008, unless extended. See Sections 1, 13 and 15—"Terms of the Offer," "Conditions of the Offer," and "Certain Legal Matters."

        The Criticare board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Criticare board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        For factors considered by the board of directors of Criticare, see Criticare's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

        Roth Capital Partners, LLC ("Roth") has delivered to the Criticare board of directors a written opinion, dated February 24, 2008, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of Roth's written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

        The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of Criticare, owned by Opto Circuits, Purchaser or any subsidiary of Criticare, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—"Purpose of the Offer and Plans for Criticare; Merger Agreement." Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger" below describes certain material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

        No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—"Certain Legal Matters."

        This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1.     Terms of Offer

        Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—"Withdrawal Rights." The term "Expiration Date" means 5 p.m., New York time, on April 4, 2008, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term "Expiration Date" shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—"Conditions of the Offer." Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

        Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Criticare, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, or (d) extend the expiration date of the Offer beyond April 4, 2008, except as otherwise provided in the Merger Agreement, which is described in this document.

        Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, as of the Expiration Date, promptly following such date Purchaser will be required to accept for payment, purchase and pay for any Shares validly tendered and not withdrawn by the Expiration Date. Purchaser may, without Criticare's consent, (a) extend the Offer for any period required by any rule or regulation of the SEC applicable to the Offer, (b) extend the Offer to 5 p.m. New York time on April 11, 2008 if the sole condition remaining unsatisfied is the Minimum Tender Condition (and Purchaser must so extend the Offer upon the written request of Criticare), (c) further extend the Offer to 5 p.m. New York time on May 2, 2008, if the sole condition remaining unsatisfied is the Minimum Tender Condition, or (d) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of not more than 20 business days. If, on April 4, 2008, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, Purchaser must extend the Offer from time to time under the date of expiration or termination of the applicable waiting period under the HSR Act. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. In any event, Purchaser is not required to and cannot, without Criticare's consent, extend the Offer beyond June 2, 2008. See Sections 1 and 13—"Terms of the Offer" and "Conditions of the Offer."

        Purchaser has agreed under the Merger Agreement to extend the Offer for one or more periods determined by Purchaser if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by us, except that we are not required (but will be entitled) to extend the Offer if the Minimum Tender Condition is not satisfied and the Minimum Condition Extension has expired. In any event, Purchaser is not required to extend the Offer beyond May 31, 2008 or at any time when Purchaser is permitted to terminate the Merger Agreement and is not permitted to extend the Offer beyond that date without the prior written consent of Criticare. See Sections 1 and 13—"Terms of the Offer" and "Conditions of the Offer."

        There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—"Withdrawal Rights."

        If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

        Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—"Conditions of the Offer" have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Opto Circuits and Purchaser may terminate the Merger Agreement and the Offer.

        Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—"Conditions of the Offer" and "Certain Legal Matters," without prejudice to our rights set forth in Section 13—"Conditions of the Offer." The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

        Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the Commission.

        Under Rule 14d-11 under the Exchange Act, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between 3 business days and 20 business days, beginning no later than 9:00 a.m., New York time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

        Criticare has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Criticare's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly subject only to the satisfaction or waiver of the conditions to the Offer set forth in Section 13—"Conditions of the Offer." In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—"Certain Legal Matters." For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—"Certain Legal Matters."

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Mellon Investor Services of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into Mellon Investor Services' account at LaSalle Bank National Association ("LaSalle Bank") pursuant to the procedures set forth in Section 3—"Procedures for Tendering Shares," (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—"Procedures for Tendering Shares."

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to Mellon Investor Services of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with Mellon Investor Services, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such un-purchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into Mellon Investor Services' account at LaSalle Bank pursuant to the procedures set forth in Section 3—"Procedures for Tendering Shares," such Shares will be credited to an account maintained with LaSalle Bank promptly following expiration or termination of the Offer.

        If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

        Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to any wholly-owned subsidiaries of Opto Circuits, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Opto Circuits may assign any of its rights to any wholly-owned subsidiary of Opto Circuits, but no such assignment will relieve Opto Circuits from its obligations under the Merger Agreement.

3.     Procedures for Tendering Shares

        Valid Tender of Shares.    Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by Mellon Investor Services at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to Mellon Investor Services or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by Mellon Investor Services (which confirmation must include an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by LaSalle Bank to, and received by, Mellon Investor Services and forming a part of a Book-Entry Confirmation (as defined below), which states that LaSalle Bank has received an express acknowledgment from the participant in LaSalle Bank tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

        Book-Entry Transfer.    Mellon Investor Services will establish an account with respect to the Shares at LaSalle Bank for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in LaSalle Bank's systems may make a book-entry transfer of Shares by causing LaSalle Bank to transfer such Shares into Mellon Investor Services' account in accordance with LaSalle Bank's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by Mellon Investor Services at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into Mellon Investor Services' account at LaSalle Bank as described above is referred to herein as a "Book-Entry Confirmation."

Delivery of documents to LaSalle Bank in accordance with LaSalle Bank's procedures does not constitute delivery to Mellon Investor Services.

        Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of LaSalle Bank's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled "Special Transfer Instructions"

or the box entitled "Special Mailing Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 6 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1, 6 and 7 of the Letter of Transmittal.

        If certificates representing Shares are forwarded separately to Mellon Investor Services, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

        Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to Mellon Investor Services prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

  •
  such tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by Mellon Investor Services (as provided below) prior to the Expiration Date; and

  •
  the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by Mellon Investor Services within 3 trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which AMEX is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand to Mellon Investor Services or transmitted by telegram, facsimile transmission or mail to Mellon Investor Services and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through LaSalle Bank, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by Mellon Investor Services (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

        Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by Mellon Investor Services of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by Mellon Investor Services. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

        Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

        Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Criticare, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Opto Circuits, Purchaser or any of their respective affiliates or assigns, Mellon Investor Services, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.     Withdrawal Rights

        Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after May 2, 2008 (or an applicable subsequent date in the event we extend the Offer). We are not required to provide for withdrawal rights for any subsequent offering period.

        For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Mellon Investor Services at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—"Procedures for Tendering Shares," any notice of withdrawal must specify the name and number of the account at LaSalle Bank to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to Mellon Investor Services, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to Mellon Investor Services prior to the physical release of such certificates.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Opto Circuits, Purchaser or any of their respective affiliates or assigns, Mellon Investor Services, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—"Procedures for Tendering Shares" at any time prior to the Expiration Date.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under this Offer, Mellon Investor Services may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after May 2, 2008 (or an applicable subsequent date in the event we extend the Offer), unless theretofore accepted for payment as provided herein.

        In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.     Material United States Federal Income Tax Consequences of the Offer and the Merger

        The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and other legal authorities, all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising stock options). In addition, this summary does not discuss any consequences to holders of stock options to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

        Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its income regardless of source, any trust that is subject to the primary supervision of a court within the U.S. which has one or more U.S. persons with authority to control all substantive decisions, and any trust which has a valid election in effect to be treated as a U.S. person (a "U.S. Holder").

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

        The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period for the Shares is more than one year at the time of the sale of such holder's Shares for cash. Gain or loss will be determined separately for each block of shares, with a "block" consisting of shares acquired at the same cost in a single transaction. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

        Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Paying Agent) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

        The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term "Non-U.S. Holder" means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

        Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

          (a)   the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder's permanent establishment in the United States) in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under "U.S. Holders," but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty);

          (b)   the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, in such event the Non-U.S. Holder may be subject to tax at a flat rate of 30 percent, unless a lower rate or exemption applies under an applicable income tax treaty, on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or

          (c)   the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

        In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Paying Agent with an IRS Form W-8BEN (or an IRS Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder's United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.     Price Range of Shares; Dividends

        According to Criticare's Annual Report on Form 10-K for the fiscal year ended June 30, 2007, the Shares are traded on AMEX under the symbol "CMD." The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on AMEX as reported in Criticare's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 with respect to periods occurring in 2006 and 2007:

	Years Ended June 30,
	2007		2006
Quarter Ended:
	High	Low	High	Low
September 30	$4.25	$2.79	$5.34	$4.14
December 31	$4.25	$2.94	$5.15	$4.62
March 31	$3.83	$3.11	$5.30	$4.55
June 30	$3.81	$3.20	$5.09	$3.58

        On February 22, 2008, the last trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on AMEX was $4.6208 per Share. On March 6, 2008, the last trading day prior to the commencement of the Offer, the reported closing sales price per Share on AMEX was $5.07 per Share. Criticare has never paid dividends. Under the terms of the Merger Agreement, Criticare is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Opto Circuits (except for dividends or other distributions by a wholly owned Subsidiary of the Criticare to Criticare or another wholly owned Subsidiary of Criticare.) See Section 14—"Dividends and Distributions." Stockholders are urged to obtain a current market quotation for the Shares.

7.     Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration and Margin Regulations

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

        AMEX Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on AMEX. According to the published guidelines of AMEX, AMEX would consider disqualifying the Shares for listing on AMEX if, among other possible grounds, it fails to continue to qualify under one of the following four AMEX listing standards, namely (i) a pre-tax income of $750,000 in the latest fiscal year or 2 of most recent 3 years, a market value of public float of at least $3,000,000, a minimum price of $3, a minimum stockholder's equity of $4,000,000 and either (a) 800 public stockholders and 500,000 shares publicly held; (b) 400 public stockholders and 1 million shares publicly held or (c) 400 public stockholders, 500,000 shares publicly held and average daily trading volume of 2,000 shares for prior 6 months, or (ii) a market value of public float of at least $15,000,000, a minimum price of $3, a minimum stockholder's equity of $4,000,000, a minimum operating history of 2 years, and either (a) 800 public stockholders and 500,000 shares publicly held; (b) 400 public stockholders and 1 million shares publicly held or (c) 400 public stockholders, 500,000 shares publicly held and average daily trading volume of 2,000 shares for prior 6 months, or (iii) a market capitalization of at least $50,000,000, a market value of public float of at least $15,000,000, a minimum price of $2, a minimum stockholder's equity of $4,000,000 and either (a) 800 public stockholders and 500,000 shares publicly held; (b) 400 public stockholders and 1 million shares publicly held or (c) 400 public stockholders, 500,000 shares publicly held and average daily trading volume of 2,000 shares for prior 6 months, or (iv) a market capitalization of at either (a) at least $75,000,000 or (b) $75,000,000 in total assets and $75,000,000 in revenues, a market value of public float of at least $20,000,000, a minimum price of $3 and either (a) 800 public stockholders and 500,000 shares publicly held; (b) 400 public stockholders and 1 million shares publicly held or (c) 400 public stockholders, 500,000 shares publicly held and average daily trading volume of 2,000 shares for prior 6 months. Shares held by directly or indirectly by any officer, director, controlling stockholder or other concentrated (i.e. 10 percent or greater), affiliated or family holdings of Shares of Criticare will not be considered as being publicly held for this purpose. According to Criticare, as of March 3, 2008 there were 12,404,909 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for AMEX or are delisted from AMEX altogether, the market for Shares will be adversely affected.

        If AMEX were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Criticare upon application to the Commission if the outstanding Shares are not listed on a "national securities exchange" and if there are fewer than 300 holders of record of Shares.

        Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Criticare to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings or actions in lieu of a stockholders' meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to "going private" transactions would no longer be applicable to Criticare. Furthermore, the ability of "affiliates" of Criticare and persons holding "restricted securities" of Criticare to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board's list of "margin securities" or eligible for stock exchange listing or reporting on AMEX. Purchaser intends to seek to cause Criticare to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

        If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute "margin securities" for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.     Certain Information Concerning Criticare

        The following description of Criticare and its business has been taken from Criticare's Annual Report on Form 10-K for the fiscal year ended June 30, 2007, and Criticare's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, and is qualified in its entirety by reference to such reports.

        Criticare is a Delaware corporation with its principal executive offices located at 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin, 53186. Criticare's telephone number at such principal executive offices is (262) 798-8282.

        Criticare was incorporated in Delaware in October 1984. Criticare designs, manufactures and markets vital signs and gas monitoring instruments and related noninvasive sensors used to monitor patients in many healthcare environments. Criticare's monitoring equipment improves patient safety by delivering accurate, comprehensive and instantaneous patient information to the clinician. Criticare's products also allow hospitals to contain costs primarily by substituting cost-effective reusable pulse oximetry sensors for disposable sensors, controlling the use of costly anesthetics and increasing personnel productivity. To meet the needs of end-users in a wide variety of patient environments, Criticare has developed a broad line of patient monitors which combine one or more of its patented or other proprietary technologies, for monitoring oxygen saturation, carbon dioxide and anesthetic agents, with standard monitoring technologies that provide electrocardiogram, invasive and noninvasive blood pressures, temperature, heart rate and respiration rate. Criticare's VitalView telemetry system allows one nurse to monitor up to sixteen patients simultaneously from a convenient central location. This allows hospitals to move out of the intensive care unit those patients that require continuous monitoring, but do not need all of an intensive care unit's extensive and costly personnel and equipment resources. In the fiscal year ended 2006, Criticare released a new, next generation portable vital signs monitor (VitalCare™ 506N3) and a new, next generation portable multi-parameter vital signs monitor (nGenuity 8100E).

        Available Information.    Criticare is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Criticare's business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Criticare's securities, any material interests of such persons in transactions with Criticare, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Criticare's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission's Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Criticare, who file electronically with the Commission. The address of that site is http://www.sec.gov.

        Sources of Information.    Except as otherwise set forth herein, the information concerning Criticare contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Opto Circuits, Purchaser, or any of their respective affiliates or assigns, or Mellon Investor Services assumes responsibility for the accuracy or completeness of the information concerning Criticare contained in such documents and records or for any failure by Criticare to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.     Certain Information Concerning Purchaser and Opto Circuits

        Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Opto Circuits. The principal executive offices of Purchaser in the United States is at Opto Circuits's wholly-owned subsidiary, Mediaid, Inc., 17517 Fabrica Way, Suite H, Cerritos, CA 90703, (310) 561-8468.

        Opto Circuits.    Opto Circuits is a public limited company organized under the laws of India. Its shares are listed on the Bombay Stock Exchange Limited ("BSE") and the National Stock Exchange of India Limited ("NSE"). Opto Circuits is engaged in the design, development, manufacturing, marketing and distribution of medical electronic devices and medical monitoring products employing sensing and detection techniques. Its product range includes both non-invasive and invasive products for cardiac care. The invasive product range includes stents and catheters, and the non-invasive range includes SPO2 sensors, pulse oximeters, multi parameter monitors, digital thermometers, cholesterol monitors, fluid warmers and thermal printers. The principal executive offices of Opto Circuits are located at Plot No. 83, Electronics City, Hosur Road, Bangalore, India, 560 100, and Opto Circuits's telephone number at such principal executive offices is +91-80-28521084.

        Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past 5 years of each of the members of the board of directors and the executive officers of Opto Circuits and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

        None of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last 5 years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

        Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Opto Circuits, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Criticare; (b) none of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Criticare during the past 60 days; (c) none of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Criticare including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (d) in the past 2 years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Criticare or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past 2 years, there have been no negotiations, transactions or material contacts between any of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Criticare or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Criticare's securities, an election of Criticare's directors or a sale or other transfer of a material amount of assets of Criticare.

        The Offer is not subject to any financing condition. As stated above, Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

10.   Background of the Offer; Contacts with Criticare

        In September 2007, as part of an ongoing search for suitable acquisition targets, Thomas Dietiker, a member of the board of directors of Opto Circuits, contacted Emil Soika, Chief Executive Officer of Criticare by telephone. During this initial conversation, Mr. Dietiker expressed Opto Circuits's interest in exploring strategic alternatives with Criticare. Mr. Dietiker sent an e-mail containing Opto Circuits's corporate profile and other marketing materials relating to Opto Circuits the day after that initial conversation.

        Following internal meetings at Opto Circuits in September and October of 2007, the Opto Circuits board of directors authorized Opto Circuits' management to pursue a majority stake in Criticare. Following the engagement of DLA Piper US LLP ("DLA Piper") as counsel to Opto Circuits in November 2007, a proposed letter of intent was sent to the board of directors of Criticare on November 29, 2007. The letter included an offer by Opto Circuits which expired on December 4, 2007 to acquire not less than 65% and not more than 75% of the outstanding shares of Criticare for a cash price of $4.50 per share.

        In a letter dated November 30, 2007, representatives from Reinhart Boerner Van Deuren s.c., counsel to Criticare ("Reinhart"), responded to the letter of intent requesting additional time to consider the letter of intent. DLA Piper responded in a letter dated November 30, 2007 which stated that Purchaser and Opto Circuits extended the expiration of their offer to December 5, 2007. Subsequently, the offer was again extended to December 7, 2007. Reinhart sent a letter dated December 7, 2007 to DLA Piper in which Criticare informed Opto Circuits that Criticare could not agree to the terms of the proposed letter of intent but that Criticare would engage in further discussions to explore a potential transaction. On December 10, 2007, DLA Piper responded in a letter stating that Opto Circuits proposed a meeting to discuss a potential transaction and sent an initial draft of a Mutual Non-Disclosure Agreement. On December 12, 2007, Reinhart responded with comments to the Mutual Non-Disclosure Agreement which was then revised and executed on December 13, 2007.

        Thomas Dietiker of Opto Circuits, Emil H. Soika, Chief Executive Officer of Criticare, Joel D. Knudson, Vice President-Finance of Criticare and William M. Moore, a member of Criticare's board of directors attended an in person meeting on December 14, 2007 in Denver, Colorado, during which the parties discussed Opto Circuits's strategic business objectives and the potential synergies that could be achieved through a combination of the two companies. These discussions concluded with an agreement to proceed with preliminary due diligence of Criticare.

        On December 17, 2007, Mr. Dietiker sent an e-mail to Mr. Knudson stating that Opto Circuits thought the meeting was productive and that Opto Circuits would send a copy of its due diligence later that day. Mr. Knudson sent an e-mail to Mr. Dietiker later that day agreement that the meeting had been productive and that Criticare would commence compiling due diligence and a preliminary time table for Opto Circuits' review. On December 20, 2007, Mr. Dietiker received a preliminary timetable from Mr. Knudson.

        On January 11, 2008 Opto Circuits sent a revised letter of intent offering to acquire up to 100% of the outstanding shares of Criticare via an all cash tender offer of $4.50 per share. On January 11, 2008, Mr. Knudson telephoned Mr. Dietiker to express concerns about the cash price per share contained in the revised letter of intent. Mr. Knudson related that fact that the board of directors of Criticare believed that the current offer was not sufficient to fairly represent the value of Criticare.

        During a teleconference held on January 15, 2008 between Messrs. Dietiker, Knudson, Soika and Moore, the pricing of the cash tender offer was discussed as well as potential alternate structures to a 100% tender. The teleconference concluded with the management of Criticare stating that an acceptable valuation for the transaction contemplated was $5.50 per share.

        A formal written response to Opto Circuits's letter of January 11, 2008 was sent by Criticare via e-mail on January 15, 2008, containing a statement that the board of directors of Criticare would entertain an all cash offer of $5.50 per share and, furthermore, would also consider a strategic alliance with Opto Circuits as an alternative.

        On January 17, 2008, Mr. Dietiker sent an e-mail to Mr. Knudson stating that Opto Circuits was prepared to increase its offer to $5.50 per share for up to 100% of the outstanding shares of Common Stock, and requesting that Criticare execute a letter of intent reflecting an offer price of $5.50 per share.

        During a telephone conference held on January 18, 2008, which was attended by Messrs. Dietiker, Knudson, Soika and Moore, the representatives of Criticare reviewed the Criticare Board's concerns with certain terms for a potential transaction contained in the Opto Circuits's draft letter of intent. Representatives of Criticare stated that they would present Opto Circuits's proposed cash offer of $5.50 per share for up to 100% of the outstanding shares of Criticare to the Criticare board of directors, and would contact Mr. Dietiker by Monday January 21, 2008 regarding Criticare's board of directors decision whether to move forward with negotiating a definitive agreement.

        On Monday January 21, 2008, Mr. Knudson contacted Mr. Dietiker by telephone and advised him that the board of directors of Criticare had met in the morning and had decided to move forward with the offer and the negotiation of a definitive agreement. This conversation was followed by a confirmatory e-mail from Mr. Knudson regarding decision by Criticare's board of directors to move forward with the process.

        On January 24, 2008, DLA Piper sent an initial draft of the Merger Agreement to Reinhart via e-mail. Reinhart responded with comments via e-mail to the initial draft of the Merger Agreement on February 4, 2008. DLA Piper sent a second draft on February 7, 2008 via e-mail to which Reinhart responded to via e-mail on February 11, 2008. DLA Piper sent a third draft via e-mail to Reinhart on February 12, 2008. In addition, on February 13, 2008, DLA Piper sent a draft of the form of Tender Agreement which Opto Circuits requested each executive officer and director of Criticare execute concurrent with Criticare and Opto Circuits entering into the Merger Agreement.

        DLA Piper and Reinhart had a conference call regarding the third draft of the Merger Agreement on February 14, 2008. That same day, Reinhart sent comments on the form of Tender Agreement to DLA Piper via e-mail.

        DLA Piper sent a revised draft of the Merger Agreement to Reinhart on February 15, 2008 via e-mail and Reinhart sent DLA Piper an initial draft of the Amendment to the Rights Plan on February 15, 2008. DLA Piper and Reinhart had a conference call regarding the open issues of the Merger Agreement on February 18, 2008. A revised draft of the Merger Agreement was then sent by DLA Piper via e-mail to Reinhart.

        The Merger Agreement was executed by both parties on February 24, 2008 and was publicly announced the morning of February 25, 2008.

11.   Purpose of the Offer and Plans for Criticare; Merger Agreement

        Purpose of the Offer and Plans for Criticare.    The purpose of the Offer and the Merger is for Opto Circuits, through the Purchaser, to acquire control of, and the entire equity interest in, Criticare. Pursuant to the Merger, Opto Circuits will acquire all of the capital stock of Criticare not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Criticare who sell their Shares in the Offer will cease to have any equity interest in Criticare or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Criticare. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Criticare will not bear the risk of any decrease in the value of Criticare.

        Should Purchaser purchase at least 65 percent of Criticare's outstanding Shares, assuming the exercise of all outstanding Criticare stock options, under the Offer, Opto Circuits is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Criticare. See "The Merger Agreement—Directors" below.

        In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (which we also refer to as the consummation of the Offer), Opto Circuits will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the top-up option, we may acquire Shares pursuant to the top-up option.

        Opto Circuits and Purchaser are conducting a detailed review of Criticare and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Opto Circuits and Purchaser will continue to evaluate the business and operations of Criticare during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Opto Circuits intends to review such information as part of a comprehensive review of Criticare's business, operations, capitalization and management with a view to optimizing development of Criticare's potential in conjunction with Opto Circuits's existing businesses. Possible changes could include changes in Criticare's business, corporate structure, charter, by-laws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, Opto Circuits and Purchaser have no current plans with respect to any of such matters.

        Except as disclosed in this Offer to Purchase, neither Purchaser nor Opto Circuits has any present plans or proposals that would result in an extraordinary corporate transaction involving Criticare or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Criticare's capitalization, corporate structure, business or composition of its management or board of directors.

        The Merger Agreement.    The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Opto Circuits and Purchaser have filed with the Commission on March 7, 2008 (the "Schedule TO") and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under "Available Information."

        The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13—"Conditions of the Offer" (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. For purposes of the Merger Agreement, "Expiration Date" means April 4, 2008, as the same may (or, to the extent required by the Merger Agreement, shall) be extended from time to time. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Criticare, (a) decrease the

Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, or (d) extend the expiration date of the Offer beyond that which is otherwise permitted in the Merger Agreement, and, in any event, June 2, 2008.

        Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, as of the Expiration Date, promptly following such date Purchaser will be required to accept for payment, purchase and pay for any Shares validly tendered and not withdrawn by the Expiration Date. Purchaser may, without Criticare's consent, (a) extend the Offer for any period required by any rule or regulation of the SEC applicable to the Offer, (b) extend the Offer to 5 p.m. New York time on April 11, 2008 if the sole condition remaining unsatisfied is the Minimum Tender Condition (and Purchaser must so extend the Offer upon written request of Criticare), (c) further extend the Offer to 5 p.m. New York time on May 2, 2008, if the sole condition remaining unsatisfied is the Minimum Tender Condition, or (d) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of not more than 20 business days. If, on April 4, 2008, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, Purchaser must extend the Offer from time to time until the date of expiration or termination of the applicable waiting period under the HSR Act. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. In any event, Purchaser is not required to and cannot, without Criticare's consent, extend the Offer beyond June 2, 2008. See Sections 1 and 13—"Terms of the Offer" and "Conditions of the Offer."

        Recommendation.    Criticare has represented to us in the Merger Agreement that its board of directors (at a meeting duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of, Criticare and its stockholders, (b) adopted and approved the Merger Agreement, and (c) resolved to recommend that Criticare's stockholders accept the Offer and tender their Shares. Criticare has further represented to us that it has amended the Amended and Restated Rights Agreement, dated March 27, 2007 between Criticare and LaSalle Bank National Association (as the Rights Agent) (the "Rights Agreement") to provide that (i) so long as this Merger Agreement has not been terminated in accordance with its terms, the Rights Agreement will not be triggered by the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and (ii) the Rights Agreement will automatically terminate as of the Effective Time.

        Directors.    The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer at least 65 percent of Criticare's outstanding Shares, assuming the exercise of all outstanding Criticare stock options, Purchaser has the right to designate a number of directors of Criticare that is proportional to Purchaser's ownership. Criticare will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser's designees to be so elected or appointed. Criticare has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage (rounded up to the next whole number) of each committee of the Criticare board of directors as the percentage of the entire board represented by the individuals designated by Purchaser.

        Top-Up Option.    Criticare has irrevocably granted to Purchaser an option (the "top-up option"), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of Shares as is equal to the number of Shares that, when added to the number of Shares owned by Opto Circuits and Purchaser at the time of such exercise, will constitute one share more than 90 percent of the total Shares then outstanding (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. However, the top-up option will be excisable only once, at such time as Opto Circuits and Purchaser own at least 80 percent of the total number of Shares then outstanding. In no event will the top-up option be exercisable for a number of Shares in excess of Criticare's then authorized and unissued Shares (after taking into account any shares of Criticare's common stock reserved for issuance upon exercise of any Criticare Stock Options or under Criticare's Purchase Plan then outstanding). In addition, the top-up option may not be exercised to the extent prohibited by any provision of applicable Laws or to the extent approval of Criticare's stockholders would be required.

        Tender Agreements.    Each of Criticare's directors has entered into a Stockholder Tender Agreement with the Purchaser (the "Tender Agreements"), dated the date of the Merger Agreement under which each director has agreed to tender in the Offer all Shares beneficially owned by the director (other than shares subject to unexercised stock options) within 5 business days after the commencement of the Offer, and not to withdraw such tender unless the Tender Agreement shall have been terminated in accordance with its terms. Additionally, each director has agreed, at any meeting of Criticare's stockholders, or any adjournment thereof, called for the purpose of adopting the Merger Agreement, to vote, or to provide a consent with respect to, all Shares which he has the right to vote (i) in favor of adopting the Merger Agreement and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against, and to not consent to, any Adverse Proposal (as defined in the Tender Agreements). The Tender Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date on which all of the shares subject to the Tender Agreements are purchased pursuant to the Offer and (iii) the Effective Time.

        The Merger.    The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Criticare and Criticare will be the surviving corporation.

        Charter, Bylaws, and Directors, and Officers.    At the Effective Time, the certificate of incorporation of Criticare in effect immediately prior to the Effective Time will be the certificate of incorporation of the surviving corporation. Also at the Effective Time, the bylaws of Criticare will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors and officers of Purchaser, except with respect to the Chief Executive Officer of Criticare, immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

        Conversion of Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Criticare, owned by Opto Circuits, Purchaser or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Criticare and each Share owned by Opto Circuits, Purchaser or Criticare will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser's common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

        Treatment of Stock Options and Criticare's Purchase Plan.    The Merger Agreement provides that, at the Effective Time, each outstanding and unexercised stock option to acquire Shares granted under Criticare's Stock Option Plans or any predecessor plan, whether vested or unvested, will automatically be terminated and will thereafter solely represent the right to receive from Criticare, in exchange, an amount in cash equal to the product of the number of Shares subject to such option and the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such stock option, less any required withholding taxes. Stock options having an exercise price per Share equal to or greater than the Offer Price will, at the consummation of the Offer, be cancelled without payment of any consideration therefor. As provided in the Merger Agreement, the board of directors of Criticare, subject to applicable Law, will take such action as is necessary to suspend purchases of Shares under Criticare's Purchase Plan; provided, however, that purchases of Shares under Criticare's Purchase Plan may be completed with respect to any payroll deductions made prior to the date of the Merger Agreement. In addition, at the Effective Time, Criticare will, subject to applicable Law, take all necessary action to cause Criticare's Purchase Plan to be terminated in accordance with its terms.

        Representations and Warranties.    In the Merger Agreement, Criticare has made customary representations and warranties to Opto Circuits and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Criticare's stockholders required to approve the Merger, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, inventory, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the "Offer Documents") and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, opinion of Roth and brokers' fees, and the inapplicability of the Rights Agreement. Each of Opto Circuits and Purchaser has made customary representations and warranties to Criticare with respect to, among other matters, organization and qualification, authority, consents and approvals, information to be included in the Schedule 14D-9, the Offer Documents and any proxy or information statement to be sent to stockholders in connection with the Merger, the vote of Opto Circuits's stockholders required to consummate the Offer and the Merger, brokers' fees, and financing.

        As defined in the Merger Agreement, and for purposes of the Offer, "Material Adverse Effect" means, with respect to any party, any change, event, development or occurrence that has a material adverse effect on (A) the ability of such party to timely consummate the Offer or the Merger, or (B) the results of operations, financial condition or assets of such party and its Subsidiaries taken as a whole, other than changes, events, developments or occurrences arising out of, resulting from or attributable to (i) changes in conditions in the United States or the capital or financial or markets or the world economy generally, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, does not have a materially disproportionate impact on Criticare and its Subsidiaries taken as a whole, relative to the Criticare's industry peers, or (iii) the negotiation, announcement, pendency, execution, performance or consummation of the Merger Agreement or the Offer or the Merger and the identity of Opto Circuits and Purchaser, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees.

        The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

  •
  have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

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  will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful breach;

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  may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

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  were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

        Conduct of Business.    The Merger Agreement obligates Criticare, between the date of the Merger Agreement and the Effective Time, to conduct its businesses only in the ordinary course of business and in a manner consistent with prior practice, and to use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of the current officers and employees of Criticare and to maintain existing relationships of Criticare with customers, suppliers and other persons with which Criticare has significant business relations. The Merger Agreement also contains specific restrictive covenants as to certain activities of Criticare between the date of the Merger Agreement and the Effective Time which provide that Criticare will not take certain actions without the prior written consent of Opto Circuits including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, entering into any agreements relating to the acquisition of any part of the assets or capital stock of Criticare or any Subsidiaries outside the ordinary course of business, declaring or paying any dividends, reclassifying, redeeming or repurchasing its securities, issuing or selling its securities or granting stock options or agreeing to take any of the foregoing actions.

        No Solicitation.    In the Merger Agreement, Criticare has agreed not to, unless and until the Merger Agreement shall have terminated, initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or to engage in any discussions or negotiations with respect to, or otherwise participate in or facilitate, any Acquisition Proposal. Criticare further agreed not to approve, endorse or recommend any Acquisition Proposal. Criticare further agreed to terminate any existing discussions with any person that relate to any Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal and to request the return or destruction of all confidential information provided by or on behalf of Criticare to such persons.

        Notwithstanding the foregoing, Criticare may furnish information and participate in discussions or negotiations with any person making a bona fide Acquisition Proposal prior to the consummation of the Offer that Criticare's board of directors determines in good faith, after consultation with its outside legal counsel, to be a superior proposal, if the following conditions are met: (a) no breach by Criticare of its obligations related to non-solicitation has contributed to the making of the Acquisition Proposal; (b) Criticare's board of directors determines in good faith, after consultation with its outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below); and (c) Criticare provides at least 24 hour notice to Opto Circuits before taking such action. However, prior to disclosing any non-public information to any such person, Criticare must have previously entered into, or must enter into, a confidentiality agreement containing confidentiality undertakings no less favorable to Criticare than the confidential agreement that Criticare executed with Opto Circuits, and Criticare has further agreed to promptly provide to Opto Circuits any information provided to any such person that was not previously provided to Opto Circuits.

        The Merger Agreement requires Criticare to notify Opto Circuits with 24 hours of the receipt of any Acquisition Proposal or indication of interest that could reasonably be expected to lead to an

Acquisition Proposal, including the identity of the person making or submitting such Acquisition Proposal, inquiry or indication of interest and the terms thereof. The Merger Agreement also requires Criticare to keep Opto Circuits reasonably and promptly informed on a current basis of the status of any Acquisition Proposal, indication, inquiry or request and any material developments, discussions or negotiations. In addition, Criticare has agreed to use its reasonable best efforts to enforce the provisions of any standstill or confidentiality agreement in connection with a possible Acquisition Transaction to which it is a party and not to terminate, waive or modify such agreements.

        The Merger Agreement provides that, except as described above, Criticare may not (i) approve, endorse or recommend an Acquisition Proposal or (ii) enter into any letter of intent or similar document relating to an Acquisition Transaction.

        The Merger Agreement further provides that neither the Criticare board of directors nor any committee thereof may withdraw, qualify, modify, change or amend in any manner adverse to Opto Circuits or Purchaser, the Company Board Recommendation or the approval by Criticare board of directors of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (a "Change in Recommendation"). Notwithstanding the foregoing, Criticare's board of directors may effect a company Change in Recommendation if: (a) the Criticare board of directors has received an Acquisition Proposal (that has not been withdrawn) that constitutes a Superior Proposal; (b) the Criticare board of directors determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counter-offer or proposal made by Opto Circuits during the 3 day period contemplated by clause (d) below), that the failure to effect a company Change in Recommendation in light of such Superior Proposal would be a breach of its fiduciary obligations to Criticare's stockholders under applicable Law; (c) at least 3 business days prior to such company Change in Recommendation, Criticare shall have provided to Opto Circuits a written notice (a "Notice of Recommendation Change") of its intention to make such Change in Recommendation (which notice shall not be deemed to be, in and of itself, a Change in Recommendation); (d) during the 3 business day period following Opto Circuits's receipt of a Notice of Recommendation Change, Criticare shall have given Opto Circuits the opportunity to meet with Criticare and its representatives, and at Opto Circuits's request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of the Merger Agreement; and (e) Opto Circuits shall not, within 3 business days of Opto Circuits's receipt of a Notice of Recommendation Change have made an offer that the board of directors of Criticare determines in good faith, after consultation with its outside legal counsel, to be at least as favorable to Criticare's stockholders as such Superior Proposal.

        In addition, Criticare may terminate the Merger Agreement to enter into a definitive agreement that subsequently results in an Acquisition Transaction prior to December 31, 2008 or upon the approval of Criticare's board of directors, and within 1 business day after such Acquisition Transaction is consummated, Criticare pays the Termination Fee (as described under "Fees and Expenses" below).

        Under the Merger Agreement: "Acquisition Transaction" means any transaction or series of transactions directly or indirectly involving (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which Criticare is a constituent corporation and (i) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of Criticare's common stock or (ii) in which Criticare issues securities representing more than 15% of Criticare's common stock; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the net revenues, net income or assets of Criticare; or (c) any liquidation or dissolution of Criticare; "Acquisition Proposal" means any, inquiry, offer or proposal (other than an offer or proposal made or submitted by Opto Circuits, Purchaser or any of their respective Subsidiaries) contemplating, could reasonably be expected to lead to or otherwise relating to any

Acquisition Transaction; and "Superior Proposal" means an unsolicited, written, bona fide Acquisition Proposal (provided that for purposes of the definition of "Superior Proposal," the references to "15%" or "more than 15%" in the definition of Acquisition Transaction shall be deemed to be references to "50%" or "more than 50%") on terms that the board of directors of Criticare determines, in its reasonable judgment, after consulting with Criticare's outside legal counsel, to be more favorable to Criticare's stockholders than the terms of the Offer or the Merger.

        Employee Benefit Matters.    In the Merger Agreement, Opto Circuits and Purchaser have agreed with Criticare that for a period of 12 months from the Effective Time, Parent will cause the surviving corporation and its subsidiaries to maintain employee benefit and compensation plans for the benefit of active and retired employees of Criticare and its subsidiaries that are at least equivalent to, and no less favorable than the compensation and benefits maintained for and provided to such active and retired employees in effect immediately prior to the Effective Time. From and after the Effective Time, Opto Circuits will cause the surviving corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of Criticare and its subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of Criticare or any of its subsidiaries. The Merger Agreement also provides that employees of Criticare and its subsidiaries will receive credit for purposes of employee benefit plans for service accrued or deemed accrued prior to the Effective Time with Criticare or any of its subsidiaries.

        Indemnification and Insurance.    In the Merger Agreement, Opto Circuits and Purchaser have agreed that all rights to indemnification by Criticare and its subsidiaries existing in favor of each present and former officer and director (each such present and former officer and/or director determined as of the Effective Time), as provided in Criticare's certificate of incorporation or its bylaws or the certificate of incorporation or bylaws of the applicable subsidiary of Criticare, will survive the Merger and continue in full force and effect for a period of at least 6 years from the Effective Time of the Merger. The Merger Agreement also provides that, from and after the Effective Time, Opto Circuits shall, and shall cause the surviving corporation to, indemnify each present (as of the Effective Time) and former officer and director of Criticare (or any subsidiary thereof) against all claims, losses, liabilities, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to all acts and omissions, or alleged acts or omissions, occurring on or before the Effective Time, arising out of the fact that such person is or was an officer, director, employee, fiduciary or agent of Criticare (or any subsidiary thereof) to the fullest extent Criticare is permitted to do so under applicable law. In the event of any such action, Opto Circuits and the surviving corporation will pay, as incurred, the reasonable fees and expenses of a counsel selected by such indemnified party in advance of the final disposition of any such action to the fullest extent permitted under applicable law, and Opto Circuits and the surviving corporation will cooperate in the defense of any such matter.

        The Merger Agreement further provides that Opto Circuits and the surviving corporation shall maintain, for a period of 6 years after the Effective Time, the current directors' and officers' liability insurance policies maintained by Criticare. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 200 percent of the current annual premium paid by Criticare for the Criticare's directors' and officers' liability insurance policies.

        Reasonable Best Efforts.    The Merger Agreement provides that, subject to its terms and conditions, each of Criticare, Opto Circuits and Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, the parties will, to the extent required, among other things, make filings under the HSR Act, comply at the earliest practicable date with any request by the Federal Trade Commission or the Department of Justice or any other governmental authority with respect to the HSR Act for additional information and reasonably coordinate and cooperate with each other in the making of any applications or filings required in connection with the transactions contemplated by the Merger Agreement under the HSR Act. The obligation of the parties to use reasonable best efforts extends to any period after the Effective Time.

        Notification of Certain Matters.    Criticare has agreed to give prompt notice to Opto Circuits, and Opto Circuits has agreed to give prompt notice to Criticare, upon obtaining knowledge of the occurrence or non-occurrence of any event which would be reasonably likely to cause any representation or warranty to be untrue or inaccurate in any material respect and of any material failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. The delivery of any notice will not limit or otherwise affect the remedies available to the party receiving such notice.

        Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of Opto Circuits, Purchaser and Criticare to consummate the Merger are subject to the satisfaction of the following conditions unless waived, to the extent permitted, in writing by all parties (any waiver by Criticare may be made only with the approval of Criticare's board of directors): (a) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the stockholders of Criticare to the extent required by DGCL; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisitions of Shares by Opto Circuits or Purchaser or any affiliate of either of the illegal or otherwise preventing or prohibiting consummation of any of the transactions contemplated by the Merger Agreement; and (c) Purchaser shall have accepted and purchased all Shares validly tendered and not withdrawn pursuant to the Offer (including pursuant to any extended offer period provided by Purchaser under the terms of the Merger Agreement).

        Termination.    The Merger Agreement provides that it may be terminated, and the Offer and Merger may be abandoned at any time prior to the Effective Time:

          (a)   by mutual written consent duly authorized by the boards of directors of Opto Circuits and Criticare;

          (b)   by either Opto Circuits or Criticare, if any court of competent jurisdiction or administrative agency, commission, governmental or regulatory authority, domestic or foreign, issues an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action has become final and nonappealable;

          (c)   by Opto Circuits, if due to an occurrence or circumstance that would result in a failure of a condition of the Offer, (i) Purchaser fails to commence the Offer by March 7, 2008, (ii) the Offer has either terminated or expired and Purchaser has not accepted for payment any Shares pursuant to the Offer, or (iii) Purchaser fails to accept for payment the Shares pursuant to the Offer on or before May 1, 2008; provided, that neither Opto Circuits nor Purchaser may not terminate the Merger Agreement under these circumstances if any of those circumstances directly or indirectly resulted from or was caused by either Opto Circuits's or Purchaser's failure to perform any of its obligations under the Merger Agreement or the material breach by Opto Circuits or Purchaser of any representation or warranty of either contained in the Merger Agreement;

          (d)   by Opto Circuits, if: (i) Criticare's board of directors has effected a Change in Recommendation (See "No Solicitation" above); (ii) Criticare's board of directors has approved or recommended any Superior Proposal; (iii) Criticare or any of its subsidiaries has entered into any agreement, including any letter of intent, with respect to any Acquisition Proposal; (iv) Criticare fails to include the Company Board Recommendation (as discussed below) in the Schedule 14D-9 or refused to permit Opto Circuits and Purchaser to include the Company Board Recommendation in disclosure documents related to the Offer; or (v) Criticare's board of directors has resolved to take any action described in the preceding clauses (i) through (iv);

          (e)   by Criticare, upon approval of Criticare's board of directors, if (i) (A) Purchaser has not commenced the Offer within 10 business days following the date of the Merger Agreement, (B) the Offer has been terminated or has expired and Purchaser has not accepted for payment any Shares tendered pursuant to the Offer, or (C) Purchaser failed to accept for payment the Shares tendered pursuant to the Offer on or before May 1, 2008, provided that Criticare may not terminate the Merger Agreement under the circumstances describe in clause (A), (B) or (C) of this subparagraph (e) if any of those circumstances directly or indirectly resulted from or was caused by Criticare's failure to perform any of its obligations under the Merger Agreement the material breach by Criticare of any representation or warranty contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, Criticare's board of directors determines in good faith, after having received advice from outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Criticare's stockholders under applicable Law.

        Under the Merger Agreement: "Company Board Recommendation" means the recommendation of Criticare's board of directors that the stockholders of Criticare accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and approve the Merger.

        Fees and Expenses.    Except as described below with respect to the Termination Fee, each party will bear its own fees and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement.

        In the event that the (i) Merger Agreement is terminated by Opto Circuits under paragraph (d) above or by Criticare under paragraph (e)(ii) above; (ii) Criticare, prior to May 1, 2008 (A) enters into an agreement with respect to any Acquisition Proposal, (B) conducts or participates in any activities or discussion with any parties other than Opto Circuits or Purchaser relating to a potential Acquisition Transaction, or (C) fails to promptly advise Opto Circuits of any Acquisition Proposal or superior Offer that may be received by Criticare after the date of the Merger Agreement but prior to termination of the Merger Agreement; or (iii) Criticare enters into a definitive agreement that subsequently results in an Acquisition Transaction prior to December 31, 2008, Criticare has agreed to pay Opto Circuits a termination fee of $1,000,000 (the "Termination Fee") in immediately available funds payable after such Acquisition Transaction is consummated. In the event the Merger Agreement is terminated by Criticare under the circumstances described in subparagraph (e)(i) under "Termination" and Opto Circuits and Purchaser do not collectively have sufficient immediately available funds in cash at the Initial Expiration Date, or at the closing of the Offer or at the Effective Time, as the case may be, to acquire all Shares validly tendered in the Offer and not withdrawn, to acquire all Shares in the Merger, to perform Opto Circuits's and Purchaser's obligations under the Merger Agreement and to pay the related fees and expenses, Opto Circuits has agreed to pay Criticare the Termination Fee. If Opto Circuits would be entitled to terminate the Merger Agreement and receive the Termination Fee, then the right to terminate and receive the Termination Fee will be the sole and exclusive remedy of Opto Circuits and Purchaser against Criticare with respect to the Merger Agreement and the transactions contemplated therein.

        Amendment.    The Merger Agreement may not be amended except by action of the board of directors each of Opto Circuits, Purchaser and Criticare; provided, however, that after approval of the Merger by Criticare's stockholders (if required), no amendment may be made without the further approval of Criticare's stockholders if the effect of such amendment is to decrease the Merger Consideration or change the form thereof or alter or change the terms and conditions of the Merger Agreement if such alterations or changes are materially adverse to Criticare's stockholders, or if such approval is otherwise required under the DGCL.

        Waiver.    At any time prior to the Effective Time, any party to the Merger Agreement, by action taken by its board of directors, may extend the time for performance for any of the covenants, obligations or other acts of the other parties, waive any inaccuracies in the representations or warranties contained in the Merger Agreement, or waive compliance by the other parties, including the party's own obligations, with any of the agreements, covenants or conditions contained in the Merger Agreement.

        Effects of Inability to Consummate the Merger.    If, following the consummation of the Offer, the Merger is not consummated for any reason (See—"The Merger Agreement—Conditions to Consummation of the Merger"), Opto Circuits, which owns 100 percent of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by Purchaser for at least 65 percent of Criticare's outstanding Shares, assuming the exercise of all outstanding Criticare stock options, purchased pursuant to the Offer, subject to Section 14(f) of the Exchange Act rules and regulations regarding director independence, Criticare has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Criticare to consist of persons designated by Purchaser (See "The Merger Agreement—Directors"). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Criticare (assuming no waiver of the Minimum Tender Condition, which would require consent by Criticare), Opto Circuits indirectly will be able to control decisions of the board of directors of Criticare and the decisions of Purchaser as a stockholder of Criticare. This concentration of control in one stockholder may adversely affect the market value of the Shares.

        If Opto Circuits controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Criticare, other than those affiliated with Opto Circuits, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.   Source and Amount of Funds

        Opto Circuits estimates that the total amount of funds necessary to purchase all outstanding shares of Criticare pursuant to the Offer and the Merger will be approximately $71 million, which will be used to pay stockholders of Criticare and holders of Criticare's other equity-based interests and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions.

        The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

13.   Conditions of the Offer

        Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, to pay for any Shares not theretofore accepted for payment or paid for unless the Minimum Tender Condition has been fulfilled, namely that there shall have been tendered and not withdrawn prior to the expiration of the Offer not less than that number of Shares that would represent 65 percent of Criticare's outstanding Shares, assuming the exercise of all outstanding Criticare stock options. Furthermore, notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the date hereof, and prior to the acceptance of such Shares for payment or the payment therefor, any of the following events or facts shall have occurred:

          (a)   there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (iii) any limitation (whether or not mandatory) imposed by any government, governmental agency or authority on the extension of credit by banks or other lending institutions in the United States; or

          (b)   there shall be instituted or pending any action or proceeding by any domestic or foreign governmental, regulatory or administrative agency or commission that has, in the good faith judgment of Parent, a reasonable probability of success and that (i) challenges the acquisition in whole or in part of the Shares, seeks to restrain or prohibit the making or consummation of the Offer or the Merger or seeks to obtain any material damages, (ii) prohibits or makes illegal the purchase of, or payment for, some or all of the Shares, (iii) results in a material delay in or materially restricts the ability of Purchaser, or renders the Purchaser unable, to accept for payment or pay for some or all of the Shares or to consummate the Merger, or (iv) imposes material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of Criticare; or

          (c)   any statute, rule, regulation, referendum, interpretation or order shall be enacted, qualified, enforced, promulgated or deemed applicable to (i) Opto Circuits or any of its Subsidiaries (including Criticare or any of its Subsidiaries) or (ii) the Offer or the Merger, which, in the reasonable judgment of Opto Circuits, would directly or indirectly result in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above; or

          (d)   the Merger Agreement shall have been terminated in accordance with its terms or Opto Circuits and Criticare shall have agreed that Purchaser shall amend or terminate the Offer or postpone the acceptance for payment of Shares pursuant thereto; or

          (e)   any of the representations and warranties of Criticare set forth in the Merger Agreement (i) that are qualified as to materiality or a Material Adverse Effect on Criticare shall not be true and correct and (ii) that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination (other than to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties shall not be so true and correct as of such date), except (in the case of both (i) and (ii) above) for any failure to be so true and correct which, individually or in the aggregate, does not and would not reasonably be expected to have a Material Adverse Effect on Criticare; or

          (f)    Criticare shall have failed to perform or comply with in any material respect any of the agreements or covenants of Criticare to be performed or complied with by it under the Merger Agreement; or

          (g)   certain stockholder tender agreements that each of the directors of Criticare were requested to execute concurrently with the execution of the Merger Agreement to tender all of the Shares owned by such director in the Offer and to vote against certain transactions in favor of Opto Circuits and Purchaser are not executed as of the consummation of the Offer; or

          (h)   there shall have occurred any event or condition that has had a Material Adverse Effect on Criticare;

        which in the reasonable good faith judgment of Opto Circuits with respect to each and every matter referred to above and regardless of the circumstance (including any action or inaction by Opto Circuits or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer, the acceptance for payment or payment for the Shares in the Offer, or the Merger. The foregoing conditions (other than the Minimum Tender Condition) are for the benefit of Opto Circuits and Purchaser only and may be asserted regardless of the circumstances giving rise to any such conditions (including any action or inaction by Opto Circuits or Purchaser).

14.   Dividends and Distributions

        Under the terms of the Merger Agreement, Criticare is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Opto Circuits (except for dividends or other distributions by a wholly owned Subsidiary of the Criticare to Criticare or another wholly owned Subsidiary of Criticare.) See Section 11—"Purpose of the Offer and Plans for Criticare; Merger Agreement—The Merger Agreement—Covenants."

15.   Certain Legal Matters

        General.    Except as otherwise set forth in this Offer to Purchase, based on Opto Circuits' and Purchaser's review of publicly available filings by Criticare with the Commission and other information regarding Criticare, Opto Circuits and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Criticare and which might be adversely affected by the acquisition of Shares by Purchaser or Opto Circuits pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Opto Circuits pursuant to the Offer. In addition, except as set forth below, Opto Circuits and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Opto Circuits's and Purchaser's acquisition or ownership of the Shares. Should any such approval or other action be required, Opto Circuits and Purchaser currently expect that such approval or action, would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Criticare's or Opto Circuits's business. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—"Conditions of the Offer."

        Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until certain information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        The HSR Act applies to the Offer and the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Opto Circuits, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended or earlier terminated by the FTC and/or the Antitrust Division. If, within the 15 calendar day waiting period, either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a "Second Request"), the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by Opto Circuits with that Second Request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. Further extensions of the waiting period could be obtained only by court order or with consent of Opto Circuits. In practice, complying with a Second Request can take a significant amount of time. Following the expiration or termination of the HSR Act waiting period concerning the Offer, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owned more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurred within one year after the expiration or termination of the HSR Act waiting period applicable to the Offer.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Criticare. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition, or tending to create a monopoly, in any line of commerce affecting U.S. customers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring the disposition of such Shares or the divestiture of substantial assets of Opto Circuits, Purchaser, Criticare, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private parties may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—"Conditions of the Offer."

        Stockholder Approval.    Criticare has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Criticare and the consummation by Criticare of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action of Criticare, and that the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement and the Merger is the only vote of any class or series of Criticare's capital stock that would be necessary to approve the Merger Agreement and the Merger. Following the consummation of the Offer, Purchaser will own more than a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of Criticare. In the Merger Agreement, Purchaser has agreed to vote any Shares acquired by Purchaser in the Offer in favor of the approval and adoption of the Merger Agreement and the Merger. As described below, such approval is not required if, following the purchase of Shares by Purchaser pursuant to the Offer, the top-up option, or otherwise, Purchaser and its affiliates own at least 90 percent of the outstanding Shares.

        Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

        Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Criticare may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        "Going Private" Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Opto Circuits nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.   Fees and Expenses

        Purchaser has retained Mellon Investor Services in connection with the Offer. Mellon Investor Services will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

        As part of the services included in such retention, Mellon Investor Services may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

        Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.   Miscellaneous

        We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

        Purchaser and Opto Circuits have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under "Available Information."

        No person has been authorized to give any information or make any representation on behalf of Opto Circuits or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Opto Circuits, Purchaser, Criticare or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF OPTO CIRCUITS AND PURCHASER

OPTO CIRCUITS

        Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Opto Circuits. Except as otherwise noted, positions specified are positions with Opto Circuits.

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Vinod Ramnani, 51	#83, Electronic City, Hosur Road, Bangalore—560 100.	Chairman & Managing Director since 1992.	U.S.A.
Thomas Dietiker, 48	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Non-Executive Director, since 2001; Consultant since September 2005. Optical Division Product Line Manager, Measurement Specialties, Inc. from June 2004 to September 2005. President, Elekton Industries USA, Inc. from 1991 to 2004.	U.S.A.
Jayesh Patel, 46	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Non-Executive Director, since 2001; Consultant since March 2006. Engineering Manager, Measurement Specialties, Inc. from June 2004 to March 2006. Engineering Manager, Elekton Industries USA, Inc. from 1991 to 2004.	U.S.A.
Usha Ramnani, 50	#83, Electronic City, Hosur Road, Bangalore—560 100.	Executive Director since 2001.	U.S.A.
Dr. Suleman Merchant, 52	#83, Electronic City, Hosur Road, Bangalore—560 100.	Independent Director since April 2003. Chairman of the Department of Radiology & Acting Dean, Sion Hospital, Mumbai, India, since 1985.	India
Visvanathan Bala Subramaniam, 50	#83, Electronic City, Hosur Road, Bangalore—560 100.	Independent Director since April 2006. Director for Sceandent Group Private Ltd, Singapore, from November 1997 to July 2004. Managing Director, Bispro Solutions since July 2004.	India
Dr. Anvay Vinayak Mulay, 44	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Independent Director since April 2006. Head Cardiac Surgeon, Caribbean Heart Care, Trinidad and Tobago, since January 2006. Consultant Cardiac Surgeon, Pine Hospital, RubyHall Clinic, Dinanath Mangehar Hospital, N.M. Wadia Cardiac Center from 2000 to January 2006.	India
Rajkumar Tulsidas Raisinghani, 55	#83, Electronic City, Hosur Road, Bangalore—560 100.	Independent Director since April 2006. President, GR Electric Works since April 1984.	India

Dr. William Walter O' Neill, 57	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Independent Director since November 2006. Physician. Executive Dean for Clinical Affairs and Professor of Medicine, University of Miami, Florida since June 2006. Corporate Chief of Cardiology, William Beaumont Hospital from 2001 to June 2006.	U.S.A.
Executive Officers
Bhaskar Bodapati, 48	#83, Electronic City, Hosur Road, Bangalore—560 100.	Chief Financial Officer since October 2003. Vice President, 7 Hills Business Solutions Hyderabad from January 2002 to October 2003.	India
Dr. Manje Gowda, 54	#83, Electronic City, Hosur Road, Bangalore—560 100.	Vice President since November 2004. Project Manager, Karnataka State Finance Corporation from January 1980 to November 2004.	India
Muniswamy Srinivas, 48	#83, Electronic City, Hosur Road, Bangalore—560 100.	General Manager, Finance since 1992.	India
Jayanth Shivarudraiah, 44	#83, Electronic City, Hosur Road, Bangalore—560 100.	General Manager, Manufacturing since 1992.	India
Mysore Vishwanath Nagaraj, 52	#83, Electronic City, Hosur Road, Bangalore—560 100.	Manager, Personnel & Human Resources since June 1999.	India
Rama Rao Vijayendra, 48	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Company Secretary since February 2007. Company Secretary, Mukunda Industrial Finance Limited from June 2004 to January 2007. Company Secretary, Shimonga Technologies Limited from November 2003 to May 2004. Manager, ING Vysya Bank Limited from January 2003 to October 2003.	India
Satish Rao, 41	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Vice President, Marketing since December 2004. Vice President, Marketing, Advanced Micronic Devices Limited, an Opto Circuits Subsidiary, from June 2003 to December 2004. District Manager, Wisor Telecom from May 2001 to May 2003.	India
Ashwin Khemani, 32	#83, Electronic City, Hosur Road, Bangalore—560 100.	Senior Manager, Product Development since March 2003.	U.S.A.

Ramachandra Babu H, 35	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Vice President, Research & Development since April 2006. Chief Technology Officer, Advanced Micronic Devices Limited, an Opto Circuits Subsidiary, from June 2003 to April 2006. Project Manager, TVS Harita Infoserve Limited from July 2002 to January 2003.	India
Balasubramanian Saravanan, 38	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Head, Design & Engineering since October 2005. Vice President, Business Development, Advanced Micronic Devices Limited, an Opto Circuits Subsidiary, from June 2002 to October 2005. Manager, Operations, Hindustan Unilever Limited from May 1999 to June 2002.	India
Harish Chandra Marwah, 57	#83, Electronic City, Hosur Road, Bangalore—560 100.	General Manager, Operations & Human Resources since July 2006. Served in the India Army from 1971 to March 2006, retiring as a brigadier general.	India

PURCHASER

        Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.

Name and Age	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Mahesh Patel, 44	17517 Fabrica Way, Suite H Cerritos, CA 90703	Chief Operating Officer, Mediaid, Inc., an Opto Circuits subsidiary, since January 2003.	U.S.A.
Executive Officers
Mahesh Patel, 44	17517 Fabrica Way, Suite H Cerritos, CA 90703	Chief Operating Officer, Mediaid, Inc., an Opto Circuits subsidiary, since January 2003.	U.S.A.

The Paying Agent and Information Agent for the Offer Is:

By Telephone: 9 a.m. to 6 p.m. New York time, Monday through Friday, except for bank holidays:

        From within the U.S., Canada or Puerto Rico:
 1-877-277-2059 (Toll Free)
1-201-680-6654 (Collect)

        For the hearing impaired:
TDD from within the U.S., Canada or Puerto Rico: 1-800-231-5469 (Toll Free)
TDD from outside the U.S.: 1-201-680-6610 (Collect)

By Mail Mellon Investor Services LLC Attn: Corporate Actions Depart., 27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606-3301	By Overnight Courier, Hand or Registered Mail Mellon Investor Services LLC Attn: Corporate Actions 480 Washington Blvd., 27th Floor Jersey City, NJ 07310

By Facsimile Transmission (for Eligible Institutions only): (412) 209-6443

Confirm by Telephone: (201) 680-4860

QuickLinks

  Exhibit (a)(1)(A)
Important
Table of Contents
Summary Term Sheet
Introduction
The Tender Offer
SCHEDULE A